

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2005

via U.S. Mail
Marc E. Bruner
Principal Executive Officer
Galaxy Energy Corporation
1331-17th Street, Suite 1050
Denver, Colorado
80202

> Re: **Galaxy Energy Corporation**
> **Amendment No. 2 to Registration Statement on**
> **Form S-3**
> **File No. 333-126310**
> **Filed September 9, 2005**

Dear Mr. Bruner:

We have limited our review of your amended filing to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders, page 11

1.   Please identify in the selling stockholder table the natural persons who exercise
      voting and/or investment power over the entities listed. Refer to Interpretation 4S
      of the Regulation S-K portion of the March 1999 supplement to the 1997 CF
      Manual of Publicly Available Telephone Interpretations.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of an amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

        Please contact Mellissa Campbell Duru at (202) 551-3757 or Timothy S.
Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Mr. Bruner
Galaxy Energy Corporation
September 28, 2005
page 3

Sincerely,



H. Roger Schwall
Assistant Director

cc: via facsimile
        Fay Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hutchings, PC
        (303) 777-3823